EXECUTION

AMENDMENT No. 2

This amendment (the “Amendment”) between the parties signing below (“Parties”) amends the Existing Agreement, effective as of February 3, 2020:

Term	Means
“Existing Agreement”	The Administration, Bookkeeping and Pricing Services Agreement between ALPS and the Fund dated September 26, 2017 as amended
“ALPS” “Service Provider”	ALPS Fund Services
“Fund[s]”	XAI Octagon Floating Rate & Alternative Income Term Trust

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Schedule A and general terms in Schedule B.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

ALPS Fund Services		XAI Octagon Floating Rate & Alternative Income Term Trust

By:	/s/ Michael Sleightholme	By:	/s/ Benjamin McCulloch

Name:	Michael Sleightholme	Name:	Benjamin McCulloch

Title:	Authorized Representative	Title:	Secretary & Chief Legal Officer

Schedule A to this Amendment

Amendments

Effective as of the effective date of this Amendment, the Existing Agreement is amended as follows:

1.	Appendix A to the Agreement is amended by adding the following to the “Fund Administration” section –

•	“Coordinate the preparation and filing of Forms N-PORT* and N-CEN with the Securities and Exchange Commission

* Additional Terms

In addition to the terms and conditions of the Agreement, the following terms and conditions apply to the provision of the Additional Services under this Addendum:

1.    Provision of Services.

i.    ALPS may engage persons or organizations (referred to as a “supplier”) to assist in the provision of, or to perform any of its duties of providing the Additional Services; provided that, in such event, ALPS shall not be relieved of any of its obligations otherwise applicable under the Agreement and Addendum. All uses of the term “supplier” in Section 2 of this Appendix A shall include any third party otherwise selected by the Trust, if applicable.

2.    Use of Data; No Warranty; Termination of Rights.

ii.    As part of the provision of the Additional Services, ALPS may provide valuation information and other data or evaluations to the Trust (collectively, the “Data”) that may be supplied by ALPS or one of its suppliers, or a supplier selected by the Trust. Any Data being provided to the Trust by ALPS or its suppliers pursuant hereto are being supplied to the Trust for the sole purpose of completion of the Additional Services. The Trust may use the Data only for purposes necessary for the Additional Services described in this Addendum. The Trust does not have any license nor right to use the Data for purposes beyond the Additional Services described in this Addendum including, but not limited to, resale to other users or use to create any type of historical database. Data cannot be passed to or shared with any other non-affiliated entity, except that the Trust may provide the Data to its attorneys, accountants and other experts in connection with fulfilling the Trust’s regulatory reporting requirements and to the extent that the Trust uses reasonable commercial efforts to request confidential treatment of such Data. The Trust may share the Data when the Data is requested by duly constituted legal or regulatory authorities of competent jurisdiction; provided that when requested to divulge the Data by duly constituted authorities, the Trust shall, (i) if permitted by applicable law, as soon as reasonably practicable, notify ALPS in order to provide ALPS the opportunity to pursue such legal or other action as ALPS may desire to prevent or limit the release of the Data, (ii) provide reasonable assistance to ALPS in ALPS’s efforts to prevent or limit the release of the Data.

The Trust acknowledges the proprietary rights that ALPS and its suppliers have in the Data.

iii.    ALPS and its suppliers shall have no liability to the Trust, or a third party, for errors, omissions or malfunctions in the Data or related services, other than the obligation of ALPS to endeavor, upon receipt of notice from the Trust, to correct a malfunction, error, or omission in any Data or related services.

iv.    Trust accepts responsibility for, and acknowledges it exercises its own independent judgment in, its selection of the Data and related services, its selection of the use or intended use of such, and any results obtained. Nothing contained herein shall be deemed to be a waiver of any rights existing under applicable law for the protection of investors.

v.    In the absence of willful misconduct, bad faith, gross negligence or reckless disregard by ALPS or its suppliers in the performance of its duties, obligations or responsibilities set forth in this Appendix A, Trust shall indemnify ALPS and its suppliers against and hold ALPS harmless from any and all losses, damages, liability, costs, including attorney’s fees, resulting directly or indirectly from any claim or demand against ALPS or its suppliers by a third party arising out of or related to the accuracy or completeness of any Data or related services received by the Trust, or any data, information, service, report, analysis or publication derived therefrom. Neither ALPS or its suppliers shall be liable for any claim or demand against the Trust by a third party.

vi.    ALPS and its suppliers, nor the Trust shall be liable for (i) any special, indirect or consequential damages (even if advised of the possibility of such), (ii) any delay by reason of circumstances beyond its control, including acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown, flood or catastrophe, acts of God, insurrection, war, riots, or failure beyond its control of transportation or power supply, or (iii) any claim that arose more than one year prior to the institution of suit therefor.

THE TRUST HEREBY ACCEPTS THE DATA AS IS, WHERE IS, ALPS AND ITS SUPPLIERS MAKE NO WARRANTIES, EXPRESS OR IMPLIED, AS TO MERCHANTABILITY, FITNESS OR ANY OTHER MATTER.”

2.	Appendix B to the Agreement is amended by adding the following to the end of the statement of fees –

“Additional Annual Minimum - $11,000 for N-PORT services”

Schedule B to this Amendment

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.

The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.

This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.

This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.